Joseph L. Seiler, III Partner 212-248-3145 Direct 212-248-3141 Fax Joseph.Seiler@dbr.com

VIA EDGAR

December 4, 2012

Bryan J. Pitko

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Canopius Holdings Bermuda Limited Amendment No. 2 to Registration Statement on Form S-4 Filed November 19, 2012 File No. 333-183661

Dear Mr. Pitko:

On behalf of our client, Canopius Holdings Bermuda Limited (the “Company”), we are responding to your letter dated December 3, 2012 to Susan Patschak, Chief Executive Officer of the Company (the “Comment Letter”), providing comments to the preliminary joint proxy statement/prospectus of the Company and Tower Group, Inc. (“Tower”), which was filed by the Company in the above-referenced registration statement on November 19, 2012. The Company and Tower have revised the preliminary joint proxy statement/prospectus in response to the comments received by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and generally to update the information contained therein. Concurrently with this letter, the Company is filing Amendment No. 3 to its Registration Statement on Form S-4 (such registration statement, as amended, the “Registration Statement”).

For your convenience, we have repeated each of the Staff’s questions in italicized typeface before the response by the Company or Tower. Each numbered paragraph corresponds to the same numbered paragraph in the Comment Letter. Terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s Registration Statement.

General

1.	Please revise your references to “for the six months ended September 30, 2012” on pages 17 and F-1 to “for the nine months ended September 30, 2012.”

Response:

The Registration Statement has been revised on pages 17 and F-1 to reflect the Staff’s comment.

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 4, 2012

Summary, page 1

Third Party Sale, page 13

2.	We note your response to our prior comment 3 and related disclosure. Please further revise your disclosure to describe the specific controls Canopius Bermuda will impose on the initial private placement to ensure that each of the third party investors and its affiliates will own less than 5% of the outstanding shares of Tower Ltd.

Response:

The Registration Statement has been revised on pages 14 and 39 to reflect the Staff’s comment.

The Merger, page 39

Illustrative Example of Stock Conversion Number, page 44

3.	Please update the illustrative examples to incorporate a Tower Share Price estimate reasonably tied to the Tower Share Price of the most recent practicable date.

Response:

The Registration Statement has been revised on page 45 to reflect the Staff’s comment.

Treatment of Tower Convertible Senior Notes, page 46

4.	We note your disclosure that based on the dollar value of the potential conversion and the recent trading value, Tower management does not expect that holders of the Convertible Senior Note will exercise their conversion rights. Please expand your disclosure to indicate that, upon conversion and exchange for the merger consideration, Tower Ltd. may file a subsequent registration statement registering the resale by the converting noteholders of the Tower Ltd. shares received.

Response:

The Registration Statement has been revised on pages 5, 25 and 47 to reflect the Staff’s comment.

Opinion of Barclays to the Tower Board of Directors, page 56 Tower Valuation, page 59

5.	We note the Has/Gets Analysis prepared by Barclays. We further note that Barclays relied on projections provided by the management of Tower with respect to each of (i) earnings per share; (ii) return on tangible equity; (iii) return on equity; (iv) tangible book value per share; and (v) book value per share. Please revise your description of the Has/Gets Analysis to disclose any relevant assumptions underlying Tower’s projections.

Response:

The Registration Statement has been revised on pages 68 through 70 to reflect the Staff’s comment.

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 4, 2012

Discounted Cash Flow Analysis, page 62

6.	Please revise your description of the discounted cash flow analysis to disclose the earnings estimates provided by Tower management, the earnings estimates for the pro forma entity provided by Tower management and the adjustments made by Barclays in its calculation of the pro forma range of per share values for consummation of the transaction.

Response:

The Registration Statement has been revised on page 63 to reflect the Staff’s comment.

Comparable Transaction Analysis, page 65

7.	Please revise the disclosure to disclose the transactions excluded from Barclays’ analysis, if any, and provide the reasons why those transactions were excluded.

Response:

There were no transactions meeting the criteria of those reviewed by Barclays that were excluded from its analysis of comparable transactions.

8.	Please revise the disclosure to further describe the qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the transaction which would affect the acquisition values of the selected target companies and Canopius Bermuda and describe how such qualitative judgments resulted in adjustments to the quantitative transaction analysis.

Response:

The Registration Statement has been revised on page 66 to reflect the Staff’s comment.

General, page 66

9.	We note that the description in the registration statement regarding the material relationships between Barclays and Tower does not provide a narrative and quantitative description of the fees paid or to be paid to Barclays and its affiliates by Tower, Canopius and their affiliates. Please revise the registration statement to provide such disclosures. In particular, please disclose the specific fees paid to Barclays for the specific investment banking and financial services performed by Barclays over the past two years and the “customary fee” Barclays will receive as placement agent in connection with the third party sale.

Response:

The Registration Statement has been revised on page 67 to reflect the Staff’s comment.

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 4, 2012

Tower Group’s Form 10-Q for the Quarterly Period Ended March 31, 2012

Notes to Consolidated Financial Statements

Note 2 – Accounting Policies and Basis of Presentation

Reclassification and Adjustments, page 6

10.	We are still evaluating your response to prior comment 15. Please address the following:

(a)	Revise the Net Income Attributable to Tower heading to Consolidated Net Income in the second table on page 10 of your response;

(b)	Tell us how you amortized a deferred tax asset that you never recorded as a fair value purchase adjustment in connection with the acquisition of CastlePoint;

(c)	Clarify why the reversal of the deferred tax valuation allowance would have increased consolidated net income but would have no effect on Net Income Attributable to Tower; and

(d)	Tell us why you analyzed the errors identified prior to the out-of period adjustments, during the out-of-period adjustments and in total as opposed to on a consolidated basis.

Response:

The tables on page 10 of the Company’s response letter dated November 16, 2012 have been revised. The revised tables are presented below:

In summary, the out-of-period adjustments (“OOPAs”) had the following effects on Net Income Attributable to Tower in previously issued financial statements. The OOPAs are reflected in the periods in which they should have been reported (“roll over” method), and are combined with the previously identified summary of unadjusted errors (“SUDs”).

As stated in the Accounting Standard Codification 270-10-45-16, in determining materiality for the purpose of reporting the correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period. The tables below show the effects of the OOPAs on full year income, and Tower concluded the effect is not material to the years ended December 31, 2011, 2010 or 2009. Tower is also showing the effects on the individual interim periods below:

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 4, 2012

($ in millions)		Iron Curtain					Roll Over
	NI Attributable to Tower	SUDs		OOPAs	Total	%	SUDs	OOPAs	Total	%
YTD 2009	$96.8	$0.7		$0.7	$1.4	1.4%	$(0.3)	$0.7	$0.4	0.4%
1Q 2010	13.1	(0.8)		0.6	(0.2)	-1.5%	0.2	0.6	0.8	6.1%
2Q 2010	25.6	0.8		0.6	1.4	5.5%	1.5	0.6	2.1	8.2%
3Q 2010	28.6	(0.7)		0.7	—	0.0%	(1.4)	0.7	(0.7)	-2.4%
4Q 2010	36.6	(3.7)		(2.6)	(1.1)	-3.0%	(3.1)	0.7	(2.4)	-6.6%
YTD 2010	103.9	(3.7)		2.6	(1.1)	-1.1%	(1.1)	2.6	1.5	1.4%
1Q 2011	25.7	(0.7)		—	(0.7)	-2.7%	0.4	—	0.4	1.6%
2Q 2011	24.1	(0.7)		—	(0.7)	-2.9%	0.7	—	0.7	2.9%
3Q 2011	(16.4)	(0.3)		—	(0.3)	1.8%	1.0	—	1.0	-6.1%
4Q 2011	26.8	(1.2	)a	(0.7)	(1.9)	-7.1%	(3.3)	(0.7)	(4.0)	-14.9%
YTD 2011	60.2	(1.2	)a	(0.7)	(1.9)	-3.2%	(2.0)	(0.7)	(2.7)	-4.5%

a.	The 4Q and YTD 2011 SUDs exclude the effects of the OOPAs. The OOPAs are presented in the OOPAs column for purposes of this presentation.

The OOPAs had the following effects on Consolidated Net Income in previously issued financial statements as follows:

($ in millions)		Iron Curtain					Roll Over
	Consolidated Net Income	SUDs		OOPAs	Total	%	SUDs	OOPAs	Total	%
YTD 2009	$96.8	$0.7		$0.7	$1.4	1.4%	$(0.3)	$0.7	$0.4	0.4%
1Q 2010	13.1	(0.8)		0.6	(0.2)	-1.5%	0.2	0.6	0.8	6.1%
2Q 2010	25.6	0.8		0.6	1.4	5.5%	1.5	0.6	2.1	8.2%
3Q 2010	27.2	(0.7)		5.2	4.5	16.5%	(1.4)	5.2	3.8	14.0%
4Q 2010	33.3	(4.0)		7.1	3.1	9.3%	(3.1)	0.7	(2.4)	-7.2%
YTD 2010	99.2	(4.0)		7.1	3.1	3.1%	(1.1)	7.1	6.0	6.0%
1Q 2011	26.5	(0.7)		—	(0.7)	-2.6%	0.4	—	0.4	1.5%
2Q 2011	28.3	(0.7)		—	(0.7)	-2.5%	0.7	—	0.7	2.5%
3Q 2011	(12.0)	0.3		—	0.3	-2.5%	—	—	—	0.0%
4Q 2011	29.3	1.2	a	(0.7)	0.5	1.7%	1.4	(0.7)	0.7	2.4%
YTD 2011	72.1	1.2	a	(0.7)	0.5	0.7%	2.6	(0.7)	1.9	2.6%

a.	The 4Q and YTD 2011 SUDs exclude the effects of the OOPAs. The OOPAs are presented in the OOPAs column for purposes of this presentation.

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 4, 2012

Page 8 of the Company’s response letter dated November 16, 2012, has been modified below to clarify the error associated with accounting for deferred taxes in connection with Tower’s acquisition of CastlePoint Holdings, Ltd.

“In connection with the acquisition of CastlePoint Holdings, Ltd. in February 2009, Tower identified but did not record $2.6 million of deferred tax assets resulting from various fair value purchase adjustments. At acquisition the basis difference between book and tax assets acquired should have resulted in recording a deferred tax asset. However, no deferred tax asset was recorded and as the basis difference was recognized thorough the books, a deferred tax liability was inadvertently established instead of reducing a deferred tax asset. Tower recorded the amortization of such deferred tax assets, creating a deferred tax liability, during 2010. The 2012 adjustment corrected reversed this $2.6 million tax error deferred tax liability.”

As previously discussed on page 8 of the Company’s response letter dated November 16, 2012, in the third quarter of 2010, Tower did not reverse a $4.5 million valuation allowance ~~in error~~. This valuation allowance was associated with the Reciprocal Exchanges, which Tower consolidates for accounting purposes. The $4.5 million error would have increased consolidated net income. However, the Reciprocal Exchanges are not owned by Tower, and the results of the Reciprocal Exchanges are deducted from consolidated net income to arrive at Net Income Attributable to Tower (similar to deducting minority interest results). The $4.5 million error, since it pertained to the Reciprocal Exchanges, had no effect on Net Income Attributable to Tower, and reversing the allowance would have increased consolidated net income.

The following excerpts are from Exhibit A of the Company’s response letter dated October 10, 2012, and provide background on consolidated net income, net income attributable to Tower, and the Reciprocal Exchanges:

“Consolidated Net Income vs. Net Income Attributable to Tower Group, Inc.:

As disclosed in Tower’s consolidated financial statements, certain accounting regulations require Tower to consolidate the Reciprocal Exchanges; however, the Reciprocal Exchanges’ accounts are then “removed” as amounts related to non-controlling interests to report Tower equity and net income. Tower management believes the caption “Net Income,” which includes the Reciprocal Exchanges, is not the bottom line figure users of the financial statements focus on when making critical decisions. While an important figure to the consolidated income statement, Tower management believes misstatements to this line

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 4, 2012

item should be evaluated as the captions “pre-tax operating income” or any other caption that represents a sub-total in the income statement, and is not the metric to be subjected to the 5% rule of thumb when considering materiality as a quantitative metric (notwithstanding the need to continue with qualitative assessments). Tower believes the 5% rule of thumb should be applied to Net Income Attributable to Tower.

This view is supported by the fact that reported Earnings Per Share is calculated from Net Income Attributable to Tower. and that analysts that track Tower are focused on net income attributable to Tower. Published reports by the analysts make reference to Net Income Attributable to Tower and all key metrics reported by these analysts, such as EPS and book value per share, include Tower results only (excluding the Reciprocal Exchanges). Some of the reports explicitly highlight that the commentary and analysis reflect Tower’s stock companies only and exclude results of the Reciprocal Exchanges.

Accordingly, Tower management believes that, while accounting standards require the Reciprocal Exchanges be consolidated in Tower’s financial statements, the key users of the financial statements ultimately focus on the results that are attributable to Tower. This is also the lens through which management manages Tower’s results. As a result, Tower’s earnings release and investor presentation highlight net income, operating income, earnings per share, and book value per share from a Tower “only” perspective (and exclude the Reciprocal Exchanges).

About the Reciprocal Exchanges:

The Reciprocal Exchanges are policyholder-owned insurance carriers organized as unincorporated associations. Each policyholder insured by the Reciprocal Exchanges shares risk with the other policyholders. In the event of dissolution, policyholders would share any residual unassigned surplus in the same proportion as the amount of insurance purchased but are not subject to assessment for any deficit in unassigned surplus of the Reciprocal Exchanges. Through its management companies, Tower is the attorney-in-fact for the Reciprocal Exchanges and has the ability to direct their activities. Tower receives management fee income for the services provided to the Reciprocal Exchanges. The assets of the Reciprocal Exchanges can be used only to settle the obligations of the Reciprocal Exchanges and general creditors to their liabilities have no recourse with Tower as the primary beneficiary.

The Reciprocal Exchanges were originally capitalized by issuing surplus notes which are now owned by Tower. The obligation to repay principal on the surplus notes is subordinated to all other liabilities including obligations to policyholders and claimants for benefits under insurance policies. Principal and interest on the surplus notes are repayable only with regulatory approval. New Jersey Skylands Insurance Association was capitalized with a $31.3 million surplus note issued in 2002. Adirondack Insurance Exchange was capitalized with a $70.7 million surplus note issued in 2006. Tower has no ownership interest in the Reciprocal Exchanges.

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 4, 2012

Tower determined that each of the Reciprocal Exchanges qualifies as a VIE and that Tower is the primary beneficiary as it has both the power to direct the activities of the Reciprocal Exchanges that most significantly impact their economic performance and the obligation to absorb losses (through the potential inability to recover principle and interest on the surplus notes) or receive benefits from the management services provided to the Reciprocal Exchanges. Accordingly, Tower consolidates these Reciprocal Exchanges and eliminates all intercompany balances and transactions with Tower.

The benefit Tower obtains from the managing the Reciprocal Exchanges is through the earnings of a management fee. This fee is disclosed in Tower’s segment footnote to the consolidated financial statements. We believe the management fee earned from the Reciprocal Exchanges, and not the operating activity of the Reciprocal Exchanges, is what’s important and relevant to the users of Tower’s financial statements.

Tower management noted that users of the Reciprocal Exchanges’ financial information would not be looking to the Tower financial statements to gain information about the performance of those entities, but would look (at least primarily) to the separate reciprocal statutory financial statements. The Reciprocal Exchanges comprise two different reciprocal entities (New Jersey Skylands Insurance Association and Adirondack Insurance Exchange), and the Tower consolidated financial statements do not provide sufficient level of detail to disclose the results of each of the reciprocal exchanges separately. As such, Net Income Attributable to Noncontrolling Interest has little relevance to a user interested in the performance of either New Jersey Skylands or Adirondack Insurance Exchange.”

Tower previously provided detail on the OOPAs in the response letter dated November 16, 2012. The schedule below provides details on each of the SUDs highlighted in tables above for the Iron Curtain method analyses:

SUDs detail for Iron Curtain assessments ($ in millions)

	Net Income Attributable to Tower	Consolidated Net Income
1Q 2010
a. To properly reflect 1Q 2010 profit commission accrual for direct premiums written	(0.3)	(0.3)
b. To properly adjust commission revenue on ceded premiums written	(0.2)	(0.2)
c. Correction for deferral of ceding commission revenue	(0.2)	(0.2)
d. To correct for error in the calculation of UPR	(0.2)	(0.2)
e. To correct for estimate used in 1Q commission expense calculation	0.1	0.1

	(0.8)	(0.8)

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 4, 2012

2Q 2010
a. To expense costs that were capitalized in error	(0.2)	(0.2)
b. To correct for ceded premiums on certain umbrella reinsurance contracts	(0.1)	(0.1)
c. To correct for assumed premiums reported in error by ceding insurers	(0.1)	(0.1)
d. To correct for overstated expense on profit commissions	0.2	0.2
e. To correct for improper use of prospective amortization on FAS 91 structured securities	1.0	1.0

	0.8	0.8
3Q 2010
a. To correct for funds expected to be received on a novated contract	(0.2)	(0.2)
b. Adjustment for unrecorded differences in premiums receivable reconciliation	(0.5)	(0.5)

	(0.7)	(0.7)
4Q 2010
a. Adjustment for unrecorded differences in premiums receivable reconciliation	(2.1)	(2.1)
b. To correct deferred tax inventory	(1.9)	(1.9)
c. To correct for dividends on equity securities not recorded	0.3	0.3
d. To correct for bond amortization on securities with put/call options	0.6	0.6
e. To update estimate on receivable balance based on current information	0.2	0.2
f. To accrue for additional employee incentive compensation	(0.3)	(0.3)
g. Correction for Reciprocal Exchange expenses	—	(0.3)
h. To accrue for additional profit commissions on direct premiums written	(0.5)	(0.5)

	(3.7)	(4.0)
1Q 2011
a. Adjustment for unrecorded differences in premiums receivable reconciliation	(0.7)	(0.7)
b. To correct other asset balances	(0.5)	(0.5)
c. To adjust reserves for late reporting from reinsured insurer	(0.2)	(0.2)
d. To properly adjust commission revenue on ceded premiums written	0.7	0.7

	(0.7)	(0.7)

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 4, 2012

2Q 2011
a. To correct for settlement of OBPL acquisition recorded in other miscellaneous income (amount deemed not significant to retroactively restate goodwill in accordance with FAS 141R)	(1.2)	(1.2)
b. To properly record commission expense based on current estimates	0.2	0.2
c. To record for overpayment of premium tax assessments based on final returns	0.4	0.4
d. To correct for amortization expense on debt issue costs	(0.1)	(0.1)

	(0.7)	(0.7)
3Q 2011
a. To correct for settlement of OBPL acquisition recorded in other miscellaneous income (amount deemed not significant to retroactively restate goodwill in accordance with FAS 141R)	(1.2)	(1.2)
b. To properly reflect for changes in estimate to the annual forecast in calculating the effective tax rate	1.5	1.5

	0.3	0.3
4Q 2011
a. To correct for settlement of OBPL acquisition recorded in other miscellaneous income (amount deemed not significant to retroactively restate goodwill in accordance with FAS 141R)	(1.2)	(1.2)

	(1.2)	(1.2)

These SUDs were mostly identified during the execution of Tower’s internal control process and generally recorded by Tower in the following quarter. The SUDs reflected in the Roll Over section of the tables above are comprised primarily of the same SUDs disclosed in the Iron Curtain detail.

The SUDs, along with the OOPAs, were evaluated on a quantitative and qualitative basis, and were not considered to be material individually and in the aggregate (inclusive of the OOPAs) to any previously filed quarterly and annual consolidated financial statements.

Tower management also considered its internal controls over financial reporting and concluded that, while certain control deficiencies led to the SUDs and OOPAs, none of deficiencies either individually or in the aggregate rose to the level of a significant deficiency, except for the internal controls over the preparation of the premiums receivable reconciliation. Tower management concluded the internal controls over the premiums receivable reconciliation process were significant deficiencies in 2010; however, these control weaknesses were remediated in 2011 by enhancing the review and monitoring controls over such reconciliations. Tower concluded the internal control weaknesses over the premiums receivable reconciliations did not result in exposure that rose to the level of a significant deficiency as of December 31, 2011.

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 4, 2012

Item 4. Controls and Procedures

(a) Disclosure Controls and Procedures, page 54

11.	Please revise your response to prior comment 16 to describe the internal control weaknesses over financial reporting, the steps you took to remedy the internal control weaknesses and the factors you considered in determining that your failure to record certain transactions at their proper amounts or at all that are at a minimum quantitatively material in some periods did not represent a significant internal control weakness over financial reporting.

Response:

Tower acknowledges the Staff’s comment and has revised the response to prior comment 16 below.

Tower management believes the out-of-period adjustments to correct its deferred income taxes disclosed in Note 2 to Tower’s Form 10-Q for the Quarterly Period Ended March 31, 2012 were identified as a consequence of enhancements made to the control environment and better execution of key controls. The errors are from control deficiencies over accounting for deferred taxes that arose from acquisition accounting. During 2011, Tower management engaged third-party tax specialists to assist Tower with its quarterly and annual accounting of its deferred taxes and income tax expense. The review and analysis conducted by these specialists identified the out-of-period adjustments. Tower management continues to utilize the tax specialists to assist with the on-going income tax accounting. The deferred tax errors, in aggregate with the other SUDs as highlighted in the tables above, exceeded 5% of Net Income Attributable to Tower in certain quarters. However, they did not exceed 5% of Net Income Attributable to Tower on an annual basis for 2010 and 2011. Tower management believes the control environment over accounting for deferred taxes, prior to enhancing the controls with the third-party tax specialists, would have identified tax errors material to annual net income.

Tower management also believes the other out-of-period adjustments, as more fully described in response 15 in the response letter dated November 16, 2012, were insignificant and Tower management’s internal control environment identified these items prior to issuance of the consolidated financial statements.

Tower proposes to disclose the following in subsequent regulatory filings that require descriptions to significant changes to the internal control environment over financial reporting:

“Tower disclosed in Note 2 certain out-of-period adjustments relating to accounting for deferred income taxes. These errors related to accounting for income taxes from previous acquisitions, and were identified through enhancements made in the control environment in late 2011, including the use of third-party specialists to assist with the preparation and review of the income tax accounts. Tower management concluded the deficiencies that individually, and in the aggregate, led to these adjustments were not significant to Tower’s internal control structure over financial reporting.”

Bryan J. Pitko

U.S. Securities & Exchange Commission

December 4, 2012

*    *    *    *    *

Should you have any questions concerning this letter please call John Schwolsky at (212) 728-8232, Vladimir Nicenko at (212) 728-8273, Matthew B. Stern at (212) 728-8533 or the undersigned at (212) 248-3145.

Very truly yours,

/s/ Joseph L. Seiler III

Joseph L. Seiler III

cc:	Susan Patschak, Canopius Holdings Bermuda Limited
Elliot S. Orol, Tower Group, Inc.
Alan Bossin, Appleby (Bermuda) Limited
John M. Schwolsky, Willkie Farr & Gallagher LLP
Vladimir Nicenko, Willkie Farr & Gallagher LLP